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                              October 20, 2023

       Melker Nilsson
       Chief Executive Officer
       Capstone Dental Pubco, Inc.
       154 Middlesex Turnpike
       Burlington, MA 01803

                                                        Re: Capstone Dental
Pubco, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 5,
2023
                                                            File No. 333-274297

       Dear Melker Nilsson:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Summary, page 8

   1. We note your revised disclosure in response to prior comment 7 and reissue. Please revise these and all similar
statements in your registration statement to eliminate conclusions, predictions, or
opinions that your devices are effective or accurate, whether implicitly or impliedly. In this
regard, we note your statements that "Keystone develops and offers technologies it
believes are effective...," the products "significantly reduce treatment time for practitioners and
patients, while delivering high accuracy..." and "accurately record"
                                                        patient information,
and that mapping technology allows practitioners to "accurately scan"
                                                        a patient's mouth. We
do not object to the presentation of objective data without efficacy determinations.
 Melker Nilsson
FirstName LastNameMelker
Capstone Dental Pubco, Inc. Nilsson
Comapany
October 20,NameCapstone
            2023          Dental Pubco, Inc.
October
Page 2 20, 2023 Page 2
FirstName LastName
2. We note your revised disclosure in response to prior comment 8. We also note that the language remains on pages F-60 and F-95. Please remove or provide support for these statements.
Background of the Business Combination, page 109

3. We note your response to prior comment 10 and reissue in part. With respect to the negotiations between Keystone and Check-Cap, please enhance your disclosure in this section by explaining how the parties determined the relative initial valuations of the companies and how these valuations evolved during the negotiations to arrive at the final terms. For example, you disclose that between June 12 and June 15, 2023 the parties exchanged drafts of non-binding term sheets and that while the proposed changes differed from term sheet to term sheet, they primarily focused on relative valuations, net cash requirements and other closing conditions, and the treatment of legacy assets. Please explain which party proposed certain valuations and further explain how the terms changed throughout the negotiations.
4. We note your response to prior comment 14 and reissue. Please revise to clarify whether
         Check-Cap received any non-binding offers from the four candidates after receipt of the draft term sheets.
5. We note the disclosure on page 122 that the Check-Cap board considered as a countervailing factor the likelihood that Check-Cap shareholders may not receive any value for the C-Scan assets. Please disclose whether the valuation of the C-Scan assets was discussed during the negotiations between Check-Cap and Keystone. Discounted Cash Flow Analysis, page 131

6. Please address the following relating to the revenue forecasts provided by Keystone:
             For revenue forecasts in North America, please disclose the current number of sales representatives and the number of sales representatives they
plan    to have in each of
             the next ten years. Explain the basis for assuming they achieve specific increases in the number of sales representatives and discuss the limitations specific to basing revenue projections on this assumption.
             Disclose the specific limitations of assuming a historical average revenues per sales representative will remain constant.
             Please quantify the amount of revenue assumed for Israel and Australia by providing a range or similar disclosure so investors can understand how much of the projected
             revenue resulted from these    less objective    assumptions.
             Please explain how and to what extent Check-Cap    independently
verified
             information provided by Keystone.
             Please explain how Keystone determined the potential market for the Keystone portfolio in Israel and Australia and how they used it to project revenue.
             Explain what    an analysis of the competitive landscape
entails, the significant
             material assumptions underlying revenue projections and the limitations specific to
 Melker Nilsson
Capstone Dental Pubco, Inc.
October 20, 2023
Page 3
              this analysis.
                Describe the specific regulatory approval assumed in making the projections and the impact on the projections if it is not obtained.
                Explain what assumptions were made with regard to Keystone   s
ability to scale the
              production and distribution to assumed increased sales levels and the related costs.
7. Clarify which elements of the projections were provided by Keystone and which were prepared by Check-Cap.
8. Clarify how you determined the percentage of net sales used to calculate COGS and
         discuss the limitations specific to these assumptions. Define    net
sales    in this context.
9. Clarify how you determined the percentage of revenue used to calculate sales and marketing costs and discuss the limitations specific to these assumptions.
10.      Define    other expenses    and if it includes expenses other than
sales and marketing costs,
         clarify how the amounts were determined.
11. Clarify how projected R&D amounts were determined and discuss significant underlying assumptions and their limitations.
12. Explain the significant assumptions underlying the components of unlevered free cash flow and their limitations.
13. Explain the basis for projecting amounts more than three years out and if the sales forecasts reflect more than simple growth rates. Explain why these rates are reasonable and disclose the limitations presented by the difficulty in sustaining significant growth rates over long periods of time. As part of your response, specially address how you considered the guidance in Item 10(b)(2) of Regulation S-K.
Fairness Opinion of Variance, page 134

14.      Please clarify the various assumptions    made by Variance based on
Keystone   s forecast
         and clarify whether this forecast is the same as that presented on earlier pages.
15. Explain the significant assumptions underlying operating profit and explain why it is reasonable to assume significant growth rates more than three years out. Refer to Item
       10(b)(2) of Regulation S-K.
FirstName LastNameMelker Nilsson
16. Please explain how you determined the identified companies were appropriate for the
Comapany   NameCapstone
       multiple method givenDental
                               mostPubco,
                                    of the Inc.
                                           companies have much greater revenues
and are not
Octoberreporting
         20, 2023the large
                  Page 3 recurring losses reported by Keystone Dental. FirstName LastName
 Melker Nilsson
FirstName LastNameMelker
Capstone Dental Pubco, Inc. Nilsson
Comapany
October 20,NameCapstone
            2023          Dental Pubco, Inc.
October
Page 4 20, 2023 Page 4
FirstName LastName
Keystone's Products, page 196

17. We note your revised disclosure in response to prior comment 31. On page 197, you state that Keystone's existing annual market opportunity, including opportunities for expansion, is approximately $9 billion and, on page 203, you state that Keystone operates in "high-growth subsectors with an approximate size of $11.3 billion." Please provide additional disclosure to reconcile these figures or provide further details to explain the different markets and how Keystone operates within each.
Industry Background and Market Overview, page 203

18. We note your revised disclosure, citing your market estimates, in response to prior comments 32 and 34 and reissue in part. Please cite the source of the CAGR expectations and include the specific expected CAGR. If the exact figures are not available, please tell us why. Please provide the foundation for the dental biomaterials global market estimate of $1.5 billion. Further, please revise to state that the Company's projections are the opinion of the Company and unsupported by external sources, or provide further citations.
         For example, on page 203, you state that "based on management calculations using information from i-data, by 2027 it is projected that value-based solutions will represent roughly 38% of the global market share." Please briefly explain the i-data source and tell us whether you commissioned any information or study. Refer to Rule 436 and Section 7 of the Securities Act.
Exhibits

19. We note that certain exhibits within your exhibit index are indicated as having portions of the exhibit omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. We further note that not all of these exhibits contain omitted material and that some of the omissions may not be applicable under the Item 601(b)(10)(iv). Please revise the exhibits index, file all redacted exhibits, as indicated, or remove indicators of omitted materials from certain exhibits. If you are seeking to redact information pursuant to Item 601(b)(10)(iv), please include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the company treats as private or confidential. Please also refer to Item
         601(a)(5) and Item 601(b)(10)(iv) of Regulation S-K.

General

20. We note numerous citations related to information from third-party sources throughout your registration statement. Please tell us whether you commissioned any of the information for use in the registration statement, and, if so, analyze whether you are required to file a consent pursuant to Rule 436 of the Securities Act. Melker Nilsson
FirstName LastNameMelker
Capstone Dental Pubco, Inc. Nilsson
Comapany
October 20,NameCapstone
            2023          Dental Pubco, Inc.
October
Page 5 20, 2023 Page 5
FirstName LastName
       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Mark Rosenstein